Exhibit 99.8
Management’s Discussion and Analysis
Second Quarter 2025 Results
August 6, 2025

Second Quarter Overview
•On track to deliver full year production, cost and capital guidance.
•Safely and responsibly produced 119,500 ounces of gold and 3,700 tonnes of copper.
•All-In Sustaining Cost (“AISC”)† of $2,027 per ounce in the quarter, resulting in $1,915 year to date, at the low-end of guidance range.
•Record quarterly revenue of $432 million supported by record average realized gold price of $3,293 per ounce, with no hedges or prepays.
•Record quarterly net profit of $118 million, record EPS of $0.49 and Adjusted EPS† of $0.51.
•EBITDA Margin† of 50% and Operating Cash Flow Per Share† of $0.99.
•Generated strong Free Cash Flow† of $120 million and $189 million year to date, resulting in a trailing 12 month Free Cash Flow† yield1 of 18%.
•Cash balance increased by 31% to $299 million from the prior quarter, enhancing an already strong balance sheet with no debt.
•Repurchased $21 million in common shares during the quarter and $41 million year to date under the share buyback program. On track to buyback up to $100 million of shares in 2025.
•Declared a $0.03 per share quarterly dividend, payable in September 2025.
•Completed a 3-for-1 share consolidation in preparation for a planned listing on the New York Stock Exchange in the first half of 2026.
•Released new drill results at Wharekirauponga extending the strike length, continuing to demonstrate its upside potential.

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced[2]	koz	119.5	117.4	98.2	236.9	203.0
Copper Produced[2]	kt	3.7	3.4	2.8	7.1	5.8
AISC†	$/oz	2,027	1,796	2,131	1,915	1,963
Revenue	$M	432.4	359.9	251.2	792.3	521.5
Net profit	$M	117.6	101.2	34.0	218.8	28.7
Adjusted net profit†	$M	120.0	102.2	30.6	222.2	34.3
EBITDA†	$M	217.1	192.0	112.4	409.1	184.3
Adjusted EBITDA†	$M	219.5	193.0	109.0	412.5	189.9
Free Cash Flow†	$M	120.1	68.8	31.2	188.9	33.0
Earnings per share - basic[3]	$/share	$0.49	$0.43	$0.13	$0.92	$0.11
Adjusted earnings per share - diluted†3	$/share	$0.51	$0.43	$0.13	$0.94	$0.14
Operating Cash Flow per share - diluted†	$/share	$0.99	$0.83	$0.41	$1.82	$0.73
Free Cash Flow per share - diluted†	$/share	$0.51	$0.29	$0.13	$0.80	$0.14
1Calculated as trailing 12 month Free Cash Flow† over the average trailing 12 month market capitalization in USD.
2Production is on a 100% basis as all operations are controlled by OceanaGold.
3Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	1

Table of Contents
Results Overview	4
Capital Expenditures	6
Safety	7
Outlook	7
Mine Operations and Results
Haile	8
Didipio	11
Macraes	15
Waihi	17
Financial Results	20
Liquidity and Capital Resources	23
Capital Commitments	26
Transactions with Related Parties	26
Outstanding Share Data	27
Non-IFRS Financial Information	27
Internal Controls	34
Accounting Estimates, Policies and Changes	34
Risk and Uncertainties	34
Notes to Reader	35
This Management’s Discussion & Analysis (“MD&A”) is dated as of August 6, 2025 and should be read in conjunction with the condensed interim consolidated financial statements for the three and six months ended June 30, 2025. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.com. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.
This MD&A contains certain “forward-looking statements”. Please refer to the cautionary language under the heading “Notes to Reader” section of this MD&A.
Nature of Operations
OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol ‘OCANF’ on the OTCQX market in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	3

Results Overview
Operational and Financial

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced[1]
Haile	koz	47.7	51.6	37.8	99.3	72.5
Didipio	koz	24.5	20.6	23.1	45.1	49.4
Macraes	koz	30.0	28.4	26.9	58.4	59.2
Waihi	koz	17.3	16.8	10.4	34.1	21.9
Total gold produced[1]	koz	119.5	117.4	98.2	236.9	203.0
Gold Sales
Haile	koz	49.5	57.2	39.8	106.7	81.0
Didipio	koz	20.6	17.8	18.9	38.4	50.7
Macraes	koz	34.8	23.7	26.5	58.5	58.7
Waihi	koz	16.4	15.9	10.6	32.3	22.2
Total Gold Sales	koz	121.3	114.6	95.8	235.9	212.6
Average Gold Price	$/oz	3,293	2,858	2,385	3,082	2,224
Copper Produced[1] - Didipio	kt	3.7	3.4	2.8	7.1	5.8
Copper Sales[1] - Didipio	kt	3.0	3.2	2.2	6.2	5.4
Average Copper Price	$/lb	4.36	4.27	4.58	4.32	4.18
Cash Costs†
Haile	$/oz	997	715	1,351	846	1,462
Didipio	$/oz	873	871	874	872	791
Macraes	$/oz	1,496	1,369	1,085	1,444	1,047
Waihi	$/oz	1,670	1,445	1,635	1,559	1,617
Consolidated Cash Costs†	$/oz	1,210	976	1,213	1,096	1,203
AISC†
Haile	$/oz	1,890	1,551	2,008	1,708	1,998
Didipio	$/oz	1,287	1,130	1,250	1,214	1,059
Macraes	$/oz	2,146	2,313	2,319	2,213	2,041
Waihi	$/oz	2,190	2,019	2,434	2,106	2,418
Consolidated AISC†	$/oz	2,027	1,796	2,131	1,915	1,963
Free Cash Flow†	$M	120.1	68.8	31.2	188.9	33.0
Net profit	$M	117.6	101.2	34.0	218.8	28.7
Adjusted net profit†	$M	120.0	102.2	30.6	222.2	34.3
EBITDA†	$M	217.1	192.0	112.4	409.1	184.3
Adjusted EBITDA†	$M	219.5	193.0	109.0	412.5	189.9
Earnings per share - basic[2]	$/share	$0.49	$0.43	$0.13	$0.92	$0.11
Adjusted earnings per share - diluted†2	$/share	$0.51	$0.43	$0.13	$0.94	$0.14
Operating Cash Flow per share - diluted†	$/share	$0.99	$0.83	$0.41	$1.82	$0.73
Free Cash Flow per share - diluted†	$/share	$0.51	$0.29	$0.13	$0.80	$0.14
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	4

Production
The Company produced 119,500 ounces of gold and 3,700 tonnes of copper in the second quarter of 2025. Gold production for the quarter was 2% higher than the prior quarter primarily driven by increased production at Didipio and Macraes offset by slightly lower production at Haile, while production at Waihi remained steady. Open pit waste stripping at both Haile and Macraes progressed, advancing the next ore phases of Ledbetter Phase 3 and Innes Mills Phase 8, respectively.
Second quarter gold production was 22% higher than the prior corresponding quarter, with all sites contributing to this result. Production at Haile was 26% higher due to higher volume of fresh ore from the open pit increasing the average feed grade to the mill, compared to reliance on low-grade stockpiles in the prior corresponding period. Macraes benefited from greater access to open pit ore sources compared to the prior year. At Waihi, production was 66% higher due to the benefits of the underground improvement plan initiated in mid-2024. Higher production at Didipio was primarily due to the plant shutdown events in the second quarter of 2024.
Year to date, the Company produced 236,900 ounces of gold, a 17% increase compared to the prior corresponding year to date period. At Haile, production was 37% higher, driven by increased open pit ore feed and the full production contribution of Horseshoe Underground. Waihi was also a key contributor, with production 56% higher than the prior corresponding period, reflecting the above mentioned improvement plan. Macraes production remained largely in line with the prior corresponding period, as improved access to open pit ore was offset by the planned major shutdown of the processing plant in the first quarter. At Didipio, production was 9% lower than the prior corresponding period, primarily due to severe weather events in the fourth quarter of 2024, which impacted output in the first quarter of 2025.
AISC†
The Company recorded second quarter AISC† of $2,027 per ounce on gold sales of 121,300 ounces, a 13% increase compared to the AISC† of $1,796 per ounce in the prior quarter. The increase was primarily due to increased operating costs, in particular seasonal electricity rates in New Zealand, higher capital spend on site infrastructure projects at Haile and an increase in stock-based compensation expense due to quarterly revaluation impacted by the increase in share price. These increases are partially offset by a 6% increase in gold sales volumes.
AISC† of $2,027 per ounce decreased by 5% compared to the prior corresponding quarter primarily due to a 27% increase in gold sales volumes driven by an associated increase in production (see above), partially offset by higher sustaining capital at Haile on tailings storage facility (“TSF”) Stage 5 construction.
The Company recorded year to date AISC† of $1,915 per ounce on gold sales of 235,900 ounces, in line with full-year guidance. The decrease from the prior corresponding year to date period AISC† of $1,963 per ounce is primarily due to an 11% increase in gold sales volumes driven by an increase in production (see above).

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	5

Capital and Exploration Expenditure

Quarter ended $M	Haile	Didipio	Macraes	Waihi	Q2 2025	Consolidated Q1 2025	Q2 2024
Sustaining Capital	16.0	7.0	7.1	2.2	32.3	23.9	18.9
Deferred stripping and Capitalized Mining	28.0	1.1	14.2	5.7	49.0	55.3	51.7
Growth Capital[1]	14.2	0.4	1.3	6.8	22.7	11.4	17.4
Exploration[1,2]	3.3	1.1	1.3	3.8	9.5	7.1	7.8
Total expenditure	61.5	9.6	23.9	18.5	113.5	97.7	95.8
1Growth capital and exploration at Waihi includes Waihi North Project costs of $9.3 million, $6.8 million and $3.8 million for the second quarter of 2025, first quarter of 2025 and second quarter of 2024, respectively.
2Exploration expenditure by location includes related regional greenfield exploration where applicable.

Year to date June 30 $M	Haile	Didipio	Macraes	Waihi	Consolidated
					2025	2024
Sustaining Capital	26.8	9.7	13.3	6.4	56.2	39.4
Deferred stripping and Capitalized Mining	64.4	3.0	26.5	10.4	104.3	86.0
Growth Capital[3]	20.2	1.0	1.6	11.3	34.1	30.6
Exploration[3]	5.7	1.6	2.0	7.3	16.6	13.9
Total expenditure	117.1	15.3	43.4	35.4	211.2	169.9
3Growth capital and exploration at Waihi includes Waihi North Project costs of $16.1 million and $7.0 million for the year to date period and the prior corresponding year to date period, respectively.
Second quarter site capital and exploration expenditure of $113.5 million was $15.8 million higher than the prior quarter primarily due to higher growth capital at Haile for a water treatment plant upgrade and higher Waihi North Project expenditures. Higher sustaining capital spend in the quarter reflects expenditure at Haile on site infrastructure projects and planned maintenance and component replacements, and at Didipio on underground consumables, pump maintenance activities and the TSF lift.
Year to date site capital and exploration expenditure of $211.2 million was 24% higher than the prior corresponding year to date period due to an increase in deferred stripping costs at Haile related to Ledbetter 3, mobile equipment expenditures at Macraes, an increase in sustaining capital at Haile on site infrastructure projects and additional growth capital on the Waihi North Project.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	6

Safety

Quarter ended	Haile	Didipio	Macraes	Waihi	Exploration	Consolidated
						Q2 2025	Q1 2025	Q2 2024
Fatalities	—	—	—	—	—	—	—	1.0
12MMA TRIFR[1]	1.6	0.1	1.4	1.0	1.6	0.8	0.9	1.0
Recordable injuries	7	1	4	1	1	14	4	19
1Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.
There were 14 recordable injuries during the quarter compared to 4 recordable injuries in the prior quarter. Hand and finger injuries accounted for more than half of recordable injuries year to date. The implementation of safety improvement plans at each site continued in the quarter.
Outlook
The Company’s 2025 production, cost and capital guidance is outlined in the table below and remains unchanged.
At Haile, fourth quarter production is expected to be broadly consistent with the first quarter, supported by fresh ore from Ledbetter Phase 3, while the third quarter is expected to be the lowest of the year. At Macraes, third quarter production is anticipated to be similar to the second quarter, with a stronger fourth quarter driven by fresh ore from Innes Mills Phase 8 open pit. At Didipio and Waihi, production is expected to stay relatively consistent as compared to second quarter through the remainder of the year.
Total capital investment guidance remains unchanged, with spending expected to increase in the second half of the year.

Production[1], Costs and Investment		Haile	Didipio	Macraes	Waihi	Consolidated
Gold Production	koz	170 – 200	85 – 105	135 – 150	55 – 70	450 – 520
Copper Production	kt	–	13 –15	–	–	13 – 15
Cash Costs†,2	$/oz	950 – 1,050	800 – 900	1,025 – 1,175	1,600 – 1,800	1,025 – 1,175
AISC†,2	$/oz	2,050 – 2,200	1,150 – 1,250	1,800 –1,950	2,000 – 2,200	1,900 – 2,050
Total Investment[3]	$M	260	60	115	85	485 – 530
1Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a New Zealand dollar to United States dollar exchange rate of 0.57.
2Includes by-product credits based on copper price of $4.50 per pound.
3Includes corporate capital and excludes rehabilitation costs at Reefton and Junction Reefs but excludes capital lease additions and payments.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	7

Haile
Production performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced	koz	47.7	51.6	37.8	99.3	72.5
Ore Mined (Open Pit)	kt	228	583	595	811	638
Ore Mined Grade (Open Pit)	g/t	1.69	2.56	2.08	2.31	2.07
Waste Mined (Open Pit)	kt	7,883	8,947	6,417	16,830	11,666
Ore Mined (U/G)	kt	140	119	83	259	150
Ore Mined Grade (U/G)	g/t	2.40	3.74	4.26	3.01	4.79
Waste Mined (U/G)	kt	47	40	85	87	150
Mill Feed	kt	716	602	741	1,318	1,554
Mill Feed Grade	g/t	2.33	3.05	1.82	2.66	1.79
Gold Recovery	%	89.0	87.5	87.0	88.2	81.0
Second quarter gold production was 8% lower than the prior quarter, primarily driven by lower grades mined and processed. Mill feed grade was 24% lower compared to the prior quarter, reflecting lower open pit and underground grades mined due to planned mine sequencing which resulted in increased processing of stockpiles. Open pit ore tonnes mined decreased by 61% reflecting the completion of mining in Ledbetter Phase 2 at the end of the first quarter 2025 and ongoing waste stripping of Ledbetter Phase 3. Horseshoe Underground tonnes mined was 18% higher, offset by 36% lower grade driven by planned mine sequencing.
Second quarter gold production was 26% higher than the prior corresponding quarter primarily due to higher mill feed grade. Ore tonnes mined from the Horseshoe Underground was 69% higher than the prior corresponding period in which the underground mine was ramping up.
Year to date gold production was 37% higher than the prior corresponding year to date period driven by increased processed grade, partially offset by lower tonnes processed. Mill feed grade increased 49% due to the processing of Ledbetter Phase 2 ore in the first quarter of 2025. This was partially offset by a 15% decrease in mill throughput due to fresh ore from the open pit in the first quarter being harder than that of the stockpiles. Underground ore tonnes mined was 73% higher than the prior corresponding period in which the mine was ramping up.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	8

Financial performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Sales	koz	49.6	57.2	39.8	106.7	81.0
Average Gold Price Received	$/oz	3,312	2,857	2,338	3,068	2,213
Cash Costs†	$/oz	997	715	1,351	846	1,462
AISC†	$/oz	1,890	1,551	2,008	1,708	1,998
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	5.00	4.14	5.63	4.53	5.75
Mining Cost (U/G)[1]	$/t mined	86.70	95.74	101.73	90.85	107.54
Processing Cost	$/t milled	24.55	29.28	21.03	26.72	19.46
General & Administrative (“G&A”) Cost	$/t milled	15.07	18.65	10.05	16.71	9.63
1Mining unit costs include allocation of any capitalized mining costs.
Second quarter open pit mining unit costs were 21% higher than the prior quarter primarily due to a 15% decrease in tonnes mined. Open pit mining unit costs were 11% lower than the prior corresponding quarter due to a 16% increase in tonnes mined and improved overall productivities attributed to the continued focus on preventative maintenance and reduced vacancies. Open pit mining unit costs were 21% lower than the prior corresponding year to date period, driven by a 43% increase in tonnes mined, partially offset by higher costs due to mid-life rebuilds and implementation of mobile equipment maintenance strategies.
Second quarter underground mining unit costs were 9% lower than the prior quarter primarily due to an 18% increase in tonnes mined due to stope sequencing and availability as well as continued focus on underground operational improvements. Underground mining unit costs were 15% lower than the prior corresponding quarter due to a 12% increase in tonnes mined and a decrease in contractor costs since the operation is now fully owner operated. Year to date underground mining unit costs were 16% lower than the prior corresponding year to date period driven by a 15% increase in material mined and a slight decrease in operating costs.
Second quarter processing unit costs were 16% lower than the prior quarter primarily due to a 19% increase in mill feed. Processing unit costs were 17% higher than the prior corresponding quarter due to higher reliability focused maintenance cost combined with a 3% decrease in mill feed. The same drivers of higher maintenance costs mentioned above and 15% decrease in mill feed are responsible for the 37% increase from the prior corresponding year to date period.
Second quarter G&A unit costs were 19% lower than the prior quarter primarily due to higher milled tonnes. G&A unit costs increased 50% and 74% from the prior corresponding quarter and corresponding year to date period, respectively, due to labour inflation, increases in insurance premiums and allocation of site support services, as well as a decrease in milled tonnes.
Second quarter AISC† of $1,890 per ounce sold was 22% higher than the prior quarter due to a 13% decrease in gold sales volumes and increased sustaining capital. AISC† was 6% lower than the prior corresponding period primarily due to a 24% increase in gold sales volumes, partially offset by higher waste stripping expenditures of Ledbetter 3 in 2025 compared with less capitalization of open pit activity in the prior corresponding quarter. Year to date AISC† was 15% lower than the prior corresponding year primarily due to the 32% increase in gold sales volumes, partially offset by higher overall sustaining capital costs primarily relating to on site infrastructure projects.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	9

Exploration
Second quarter exploration expenditure totaled $3.3 million for 15,292 metres drilled.
At Horseshoe Underground, 3,540 metres were drilled in the second quarter, targeting conversion of Inferred Mineral Resources and extension opportunities in the lower portion of the deposit.
From surface, 11,752 metres of drilling were completed on both early-stage exploration and resource conversion targets. The majority of drilling was focused on progressing Pisces and Clydesdale targets. Resource conversion drilling focused on Ledbetter Phase 4 in support of the underground trade-off study.
Year to date 2025 exploration expenditure totaled $5.7 million for 25,892 metres drilled.
Approximately 40,000 metres of drilling is planned in 2025, targeting both resource conversion and early- stage targets.
Projects
In the second quarter, construction of TSF Stage 5 and West PAG 3 continued.
Water treatment plant upgrades, which are expected to be completed by the third quarter of 2025, continued on schedule.
Feasibility level work on the Palomino Underground project progressed during the quarter, with continued planning and procurement activities. First ore continues to be expected in 2028.
Analysis progressing on whether the Ledbetter Phase 4 open pit should be mined as an underground, with the outcome expected to be released in an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report in early 2026.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	10

Didipio
Production performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced[1]	koz	24.5	20.6	23.1	45.1	49.4
Copper Produced	kt	3.7	3.4	2.8	7.1	5.8
Ore Mined	kt	376	317	415	693	830
Ore Mined Grade - Gold	g/t	1.71	1.48	1.57	1.60	1.64
Ore Mined Grade - Copper	%	0.59	0.41	0.44	0.50	0.44
Waste Mined	kt	21	28	26	49	65
Mill Feed	kt	971	1,051	828	2,022	1,770
Mill Feed Grade - Gold	g/t	0.90	0.71	0.97	0.80	0.98
Mill Feed Grade - Copper	%	0.43	0.36	0.37	0.40	0.37
Gold Recovery	%	87.2	85.5	89.5	86.4	89.0
Copper Recovery	%	90.1	87.9	90.4	89.0	89.4
1Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80%.
Second quarter gold production was 19% higher than the prior quarter, due to increased underground ore tonnes mined at higher grades. Underground ore mined increased 19%, driven by continued progress in accessing the lower levels of the mine, which is expected to continue throughout the year. Gold grade was 16% higher than the prior quarter and copper grade was 44% higher, both due to planned stope sequencing. Mill feed tonnes decreased as compared to the prior quarter by 8% due to a planned shutdown of the processing plant.
Second quarter gold production was 6% higher than the prior corresponding quarter. The increase was in part due to a 9% increase in mined grade driven by planned stope sequencing and a 17% increase in mill feed due to maintenance downtime in the second quarter of 2024, which was longer than the down time in the current period. This was offset by 9% lower ore tonnes mined from underground in the current quarter, related to limited access to the lower levels.
Year to date gold production was 9% lower than the prior corresponding year to date period primarily due to 17% lower underground ore mined resulting from the effects of severe weather events in the fourth quarter of 2024 restricting access to the lower levels of the mine, leading to lower production in the first quarter of 2025. This was partially offset by a 14% increase in mill feed compared to the prior period due to maintenance downtime in the second quarter of 2024.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	11

Financial performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Sales	koz	20.6	17.8	18.9	38.4	50.7
Copper Sales	kt	3.0	3.2	2.2	6.2	5.4
Average Gold Price Received	$/oz	3,295	2,858	2,531	3,093	2,283
Average Copper Price Received	$/lb	4.36	4.27	4.58	4.32	4.18
Cash Costs†	$/oz	873	871	874	872	791
AISC†, 2	$/oz	1,287	1,130	1,250	1,214	1,059
Unit Costs
Mining Cost[1]	$/t mined	41.46	43.74	36.31	42.52	35.35
Processing Cost	$/t milled	9.83	7.00	8.12	8.36	8.62
G&A Cost	$/t milled	13.11	9.65	12.63	11.31	11.83
1Mining unit costs include allocation of any capitalized mining costs.
2Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio of $10.2 million and $7.5 million for the second and first quarter of 2025, respectively, as it is considered in the nature of an income tax.
Second quarter mining unit costs were 5% lower than the prior quarter primarily due to the 19% increase in tonnes mined, partially offset by higher spend on underground consumables and pump maintenance activities. Mining unit costs were 14% higher than the prior corresponding quarter primarily due to the 9% decrease in tonnes mined, partially offset by lower spend on explosives and maintenance, in line with lower volumes. Mining unit costs were 20% higher than the corresponding year to date period primarily due to 17% lower tonnes mined.
Second quarter processing unit costs were 40% higher than the prior quarter as a result of 8% lower mill feed due the planned major shutdown of the processing plant and the increased maintenance costs incurred as part of the shutdown. Processing unit costs were 21% higher than the prior corresponding quarter for primarily the same reasons, partially offset by 17% higher mill feed.
Second quarter G&A unit costs were 36% higher than the prior quarter due to lower mill feed resulting from the planned major shutdown and higher Social Development and Management Program spend.
Second quarter AISC† of $1,287 per ounce was 14% higher than the prior quarter primarily due to higher sustaining capital spend on underground consumables and pump maintenance activities, partially offset by a 16% increase in gold sales volumes. AISC† is 15% higher than the prior corresponding year to date period primarily due to a 24% decrease in gold sales volumes, partially offset by higher by-product credits due to higher copper sales volumes and higher realized copper prices.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	12

FTAA — Additional Government Share

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gross mining revenue	95.5	78.3	67.9	173.8	158.4
Less: Allowable deductions[1]	(49.1)	(41.8)	(53.3)	(90.9)	(98.3)
Less: Amortization deduction[2]	(3.2)	(3.3)	(3.2)	(6.5)	(6.5)
Net Revenue per the FTAA	43.2	33.2	11.4	76.4	53.6
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3]	25.9	19.9	6.9	45.8	32.2
(60% of Net Revenue per the FTAA)
Deduct: Free-carried interest	(1.4)	(1.8)	(2.6)	(3.2)	(2.6)
Deduct: Production taxes	(7.7)	(5.3)	(10.3)	(13.0)	(17.0)
Deduct: Income tax	(6.6)	(5.3)	(4.2)	(11.9)	(13.5)
Carried-forward balance utilization	—	—	0.9	—	0.9
Additional Government Share	10.2	7.5	(9.3)	17.7	—
1Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and terminating in 2034.
3All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.
The Didipio mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retrospectively to 2019, for another 25-year period until June 2044.
Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippines Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.
The year to date Additional Government Share of $17.7 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024 (April 2024: paid $20.3 million).
Exploration
Second quarter exploration expenditure totaled $1.1 million for 3,983 metres drilled from surface.
Surface drilling continued at True Blue to test an area of known mineralization approximately 800 meters northeast of the current Didipio mine. 11 holes were completed during the quarter for a total of 14 holes year to date.
Year to date exploration expenditure totaled $1.6 million for 4,990 metres drilled. There is approximately 10,000 metres of drilling planned from surface across the FTAA in 2025 at True Blue, Napartan and D’Fox, with exploration drilling from underground scheduled to resume once drill platforms on the lower levels of the mine become available.
Elsewhere in the Philippines, work progressed at the Company’s Mayag project, located in northeast Mindanao, where work to date has outlined the surface expression of a copper-gold mineralized porphyry. In the second quarter, preparation work including mapping, soil geochemistry and outcrop sampling was completed.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	13

Projects
A Pre-Feasibility Study (“PFS”) in accordance with NI 43-101 is in progress. The work in the second quarter has focused on hydrogeology model verification and continued refinement of the plan to achieve a 2.5 Mpta underground mining rate by year end 2026. The PFS will also identify the preferred process plant throughput plan for the optimized underground operation and evaluate process plant augmentation requirements to scale to, and sustain, the already permitted 4.3 Mtpa processing rate. The PFS will be released subsequent to the completion of resource conversion drilling and the completion of other ongoing dewatering work, and is expected to be completed in the first half of 2026.

www.oceanagold.com	14

Macraes
Production performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced	koz	30.0	28.4	26.9	58.4	59.2
Ore Mined (Open Pit)	kt	1,381	1,356	154	2,737	829
Ore Mined Grade (Open Pit)	g/t	0.50	0.49	0.48	0.49	0.61
Waste Mined (Open Pit)	kt	8,772	7,824	12,360	16,596	24,273
Ore Mined (U/G)	kt	245	215	196	460	360
Ore Mined Grade (U/G)	g/t	1.91	1.85	1.68	1.88	1.59
Waste Mined (U/G)	kt	39	70	47	109	115
Mill Feed	kt	1,583	1,471	1,673	3,054	3,338
Mill Feed Grade	g/t	0.70	0.73	0.64	0.71	0.69
Gold Recovery	%	84.2	82.5	78.1	83.3	80.4
Second quarter gold production was 6% higher than the prior quarter. This was driven by an 8% increase in mill feed tonnes following the successful restart of the process plant after its planned major shutdown in the first quarter. Additionally, continuous improvement initiatives led to a 2% increase in recovery for the quarter, despite the 4% decrease in mill feed grade. Open pit waste stripping of Innes Mills Phase 8 remains on track to deliver fresh ore in the fourth quarter this year. Underground ore tonnes mined increased by 14% and grade improved by 3%, both resulting from the optimization initiatives.
Second quarter gold production was 11% higher than the prior corresponding quarter primarily driven by a 9% increase in mill feed grade due to lower proportion of stockpiles processed in the quarter. Additionally, underground ore tonnes mined increased by 25% and grade improved by 14%, both driven by mine sequencing and the optimization initiatives.
Year to date gold production was in line with the prior corresponding year to date period. The benefit of improved access to ore mined, mine sequencing and the underground optimization initiatives noted above were mostly offset by the planned major shutdown of the process plant earlier this year.
Financial performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Sales	koz	34.8	23.7	26.5	58.5	58.7
Average Gold Price Received	$/oz	3,263	2,819	2,370	3,083	2,193
Cash Costs†	$/oz	1,496	1,369	1,085	1,444	1,047
AISC†	$/oz	2,146	2,313	2,319	2,213	2,041
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.70	1.90	1.39	1.79	1.43
Mining Cost (U/G)[1]	$/t mined	58.11	51.57	60.24	54.83	59.49
Processing Cost	$/t milled	11.82	8.62	7.46	10.28	7.24
G&A Cost	$/t milled	4.84	5.03	2.96	4.93	2.78
1Mining unit costs include allocation of any capitalized mining costs.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	15

Second quarter open pit mining unit costs were 11% lower than the prior quarter as a result of lower maintenance costs and higher material mined. Open pit mining unit costs were 22% and 25% higher than the prior corresponding quarter and year to date period, respectively, primarily due to a decrease in material mined and increase in drill and blast costs as some areas in 2024 did not require drilling and blasting.
Second quarter underground mining unit costs were 13% higher than the prior quarter primarily due to seasonally higher electricity rates and ground support costs, partially offset by a 14% increase in material mined. Underground mining unit costs were 8% lower than the prior corresponding year to date period driven by the 28% increase in material mined absorbing fixed costs.
Second quarter processing unit costs were 37% higher than the prior quarter primarily due to seasonally higher electricity rates and an 8% increase in mill feed. Processing unit costs were 58% and 42% higher than the prior corresponding quarter and year to date period, respectively, due to higher electricity costs, increased planned maintenance costs and a decrease in tonnes milled.
Second quarter G&A unit costs were 64% and 77% higher than the prior corresponding quarter and year to date period, respectively, due to a higher allocation of site support services, higher stock-based compensation and a decrease in tonnes milled.
Second quarter AISC† of $2,146 per ounce was 7% lower than the prior quarter primarily due to a 47% increase in gold sales volumes which resulted from the drawdown on gold in circuit following the build-up during the planned plant and autoclave shutdown in the prior quarter, partially offset by seasonally higher electricity rates. Second quarter AISC† was 7% lower than the prior corresponding quarter primarily due to a 32% increase in gold sales volumes, partially offset by higher deferred stripping costs in 2024. Year to date AISC† was 8% higher than the prior corresponding year to date period primarily due to seasonally higher electricity rates, maintenance costs and ground support, partially offset by higher deferred stripping costs in 2024.
Exploration
Second quarter exploration expenditure totaled $1.3 million for 4,752 metres drilled. Drilling occurred at Coronation, Coronation North and Golden Point Underground (“GPUG”), targeting the conversion of Inferred Mineral Resources.
Year to date exploration expenditure totaled $2.0 million for a total of 7,594 metres drilled. A total of approximately 23,000 metres of drilling is planned in 2025 focusing on the conversion of Inferred Mineral Resources at Coronation North, Coronation, GPUG and Innes Mills Stages 8, 9 and 10.
Projects
In the second quarter the Frasers TSF was commissioned.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	16

Waihi
Production performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced	koz	17.3	16.8	10.4	34.1	21.9
Ore Mined	kt	172	159	131	331	262
Ore Mined Grade	g/t	3.41	3.56	2.56	3.48	2.75
Waste Mined	kt	137	140	125	277	238
Mill Feed	kt	173	152	134	325	266
Mill Feed Grade	g/t	3.36	3.63	2.62	3.48	2.79
Gold Recovery	%	92.7	94.6	92.2	93.6	91.8
Second quarter gold production was 3% higher than the prior quarter driven by a 8% increase in tonnes mined and 14% increase in mill feed tonnes, which was offset by slightly lower mill feed grade processed, both in-line with plan.
Second quarter gold production was 66% higher than the prior corresponding quarter. The increase was driven by a 28% increase in the mill feed grade, as well as a 29% increase in mill feed tonnes. The increase in tonnage and improved grade reflect the ongoing underground improvement plan that was initiated in mid-2024. This plan has delivered an increase in equipment and people, which in turn allows for more development, access to more stoping areas, and enhanced mining practices that optimize the recovery of high-grade ore.
Year to date gold production was 56% higher than the prior corresponding year to date period. Ore tonnes mined increased by 26% due to increased development rates and improved compliance to plan, and grade increased by 27%, also due to efficiencies driven by the above noted the improvement plan. Both of these drivers allowed a higher volume of higher grade ore to be processed.
Financial performance

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Sales	koz	16.3	15.9	10.6	32.3	22.2
Average Gold Price Received	$/oz	3,300	2,918	2,336	3,111	2,210
Cash Costs†	$/oz	1,670	1,445	1,635	1,559	1,617
AISC†	$/oz	2,190	2,019	2,434	2,106	2,418
Unit Costs
Mining Cost[1]	$/t mined	91.81	74.11	66.94	83.10	68.27
Processing Cost	$/t milled	30.57	30.51	29.02	30.54	31.40
G&A Cost	$/t milled	26.54	34.09	19.99	30.08	22.34
1Mining unit costs include allocation of any capitalized mining costs.
Second quarter mining unit costs were 24% higher than the prior quarter due to seasonally higher electricity rates as well as higher labour costs relating to additional mining roles supporting the underground improvement plan. Similarly, mining unit costs were 37% and 22% higher than the prior corresponding quarter and year to date period, respectively, for the same reasons.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	17

Second quarter processing unit costs were consistent with comparative periods, as higher costs were absorbed by higher milled tonnes.
Second quarter G&A unit costs were 22% lower than the prior quarter due to a 14% increase in milled tonnes, partially offset by higher stock-based compensation expense. G&A unit costs were 33% and 35% higher than the prior corresponding quarter and year to date period, respectively, due to a higher allocation of site support services, partially offset by higher tonnes milled.
Second quarter AISC† of $2,190 per ounce was 8% higher than the prior quarter primarily due to seasonally higher electricity rates, partially offset by lower sustaining capital. Second quarter AISC† was 10% lower than the prior corresponding quarter due to a 55% increase in gold sales volume, partially offset by higher mining and G&A costs. Similarly, year to date AISC† of $2,106 per ounce was 13% lower than the prior corresponding year to date period primarily due to a 45% increase in sales volumes and higher-grade ore mined and processed.
Exploration
Second quarter exploration expenditure totaled $3.8 million for 3,745 metres drilled.
At Martha Underground, 1,770 metres of resource conversion and definition drilling of several promising targets was completed.
Drilling continued at Wharekirauponga with approximately 2,000 metres drilled with a focus on resource expansion targeting the East Graben (“EG”) vein. In June, the Company reported the extension of mineralization by a further 240 metres south of the current Inferred Mineral Resource. Another significant step-out hole is in progress and testing roughly 400 metres south of the current Inferred Mineral Resource. Drilling continues to confirm a growing extent of mineralization of the southern end of the deposit, which remains open.
Year to date exploration expenditure totaled $7.3 million for a total of 8,096 metres drilled.
There are approximately 22,000 metres of drilling planned at Waihi in 2025, with drilling in the second half focused on resource definition, expansion of the Martha Underground and expansion of the Wharekirauponga orebody. The Fast-track application includes an increase in the number of exploration drill sites to 18 from 10 currently, as well as doubling of allowable number of drill rigs to 6 - once approved, this will further accelerate both growth and conversion drilling at Wharekirauponga.
Projects
In the second quarter, the Waihi North Project continued to advance all technical design activities at Wharekirauponga and the Willows surface facilities area, in line with the PFS released in December 2024.
The Company lodged an application for Fast-track approval for the Waihi North Project with the New Zealand Environmental Protection Authority during the first quarter of 2025, and this application was deemed complete in the second quarter. The Fast-track Expert Panel who will be responsible for assessing the Company's application was announced in the second quarter. Engagement with the Expert Panel is in progress and a decision is expected by year end 2025, subject to appeals.
There is $45 million of early works, design and construction activities planned in respect of the Waihi North Project in 2025. The services trench contract was awarded, with work planned to commence in the third quarter. The trench will convey power, water and communications from the existing Waihi operations to the Willows Portal and eventually to the new Wharekirauponga Underground. The fabrication of the expanded water treatment plant and additional detailed design work also commenced during the quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	18

The following table summarizes the capital and exploration spent on the Waihi North Project during the periods:

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Growth capital	6.8	4.5	1.1	11.3	2.4
Exploration	2.5	2.3	2.7	4.8	4.6
Total expenditure	9.3	6.8	3.8	16.1	7.0

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	19

Consolidated Financial Results
Revenue

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold	$M	399.6	327.4	228.4	727.0	472.7
Copper	$M	29.6	29.9	22.4	59.5	49.7
Silver	$M	5.8	5.4	2.8	11.2	5.4
Treatment, refining and selling costs	$M	(2.6)	(2.8)	(2.4)	(5.4)	(6.3)
Net revenue	$M	432.4	359.9	251.2	792.3	521.5
Average Gold Price received	$/oz	3,293	2,858	2,385	3,082	2,224
Average Copper Price received[1]	$/lb	4.36	4.27	4.58	4.32	4.18
1    The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.
Second quarter revenue of $432.4 million was 20% higher than the prior quarter due to a 15% increase in the average realized gold price and a 6% increase in gold sales volumes. Second quarter revenue was 72% higher than the prior corresponding quarter due to a 38% higher average realized gold price and a 27% increase in gold sales volumes.
Year to date revenue was 52% higher than the prior corresponding year to date period due to a 39% higher average gold price and an 11% increase in sales volumes.
Operating Expenses

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cost of sales, excluding depreciation and amortization	181.1	142.9	135.0	324.0	295.7
Depreciation and amortization	54.9	53.7	69.9	108.6	134.7
General and administration	17.5	10.6	16.0	28.1	31.5
Indirect taxes	5.6	4.8	6.9	10.4	12.5
Additional Government Share[1]	10.2	7.5	(9.3)	17.7	—
Total Operating Expenses	269.3	219.5	218.5	488.8	474.4
1Refer to the Didipio section in this MD&A for more details.
Cost of Sales, excluding depreciation and amortization
Variance explanations are covered in the AISC† section of the ‘Results Overview’ and the ‘Financial Performance’ sections of each mining operation.
Depreciation and Amortization
Second quarter depreciation and amortization was 21% and 19% lower than the prior corresponding quarter and year to date period, primarily due to the waste stripping profile at Haile.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	20

General and Administration
Second quarter G&A expense of $17.5 million was 65% higher than the prior quarter, primarily due to an increase of $2.3 million in stock-based compensation expense. The cash-settled portion of outstanding performance share rights are revalued on a quarterly basis and are impacted by the movement in share price.
Second quarter G&A expense is 9% higher than the prior corresponding quarter due to an increase in stock-based compensation expense, partially offset by an increase in allocation of services provided to the operations in the current quarter.
Year to date G&A expense was 11% lower than the prior corresponding year to date period due to the allocation of services provided to the operations, partially offset by an increase in stock-based compensation expense.
Additional Government Share
Variance explanation is covered in Didipio’s ‘FTAA - Additional Government Share’ section.
Other (expenses) / income and taxation

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Interest expense and finance costs	(3.1)	(3.3)	(7.7)	(6.4)	(13.3)
Interest income	1.6	1.5	1.2	3.1	1.4
Foreign exchange (loss) gain	(2.4)	(0.8)	0.1	(3.2)	(6.2)
Gain on disposal of assets	—	—	17.0	—	17.0
OGP listing costs	—	—	(5.5)	—	(5.5)
Restructuring expense	—	—	(0.4)	—	(1.9)
Other income (expense)	1.5	(1.3)	(1.4)	0.2	(0.9)
Total Other (expenses) income	(2.4)	(3.9)	3.3	(6.3)	(9.4)
Income tax expense recognized in net profit	(43.1)	(35.3)	(2.0)	(78.4)	(9.0)
Interest expense and finance costs
Second quarter interest expense and finance costs primarily relate to leases and accretion of asset retirement obligation liability, and was 60% lower than the prior corresponding quarter as there was no bank debt in 2025.
Year to date interest and finance costs of $6.4 million was 52% lower than the prior corresponding year to date period for the same reason, with no debt outstanding in 2025.
Foreign exchange (loss) gain
Second quarter foreign exchange losses of $2.4 million arose from the translation of USD denominated lease liabilities in New Zealand.
Year to date foreign exchange losses were $3.2 million as explained above.
Income tax expense
Second quarter income tax expense was 22% higher than the prior quarter primarily due to increased operational profits.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	21

Second quarter and year to date income tax expense was higher than the prior corresponding quarter and year to date period primarily due to increased profits across the group and a reduction in available tax losses.
Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Gold Produced[1] (koz)	119.5	117.4	150.9	134.9	98.2	104.8	129.8	99.0
Copper Produced1 (kt)	3.7	3.4	3.1	3.4	2.8	3.0	3.8	3.4
Average Gold Price received ($/oz)	3,293	2,858	2,665	2,511	2,385	2,092	1,993	1,934
Average Copper Price received ($/lb)	4.36	4.27	4.16	4.15	4.58	3.90	3.80	3.76
Revenue	432.4	359.9	427.3	345.2	251.2	270.3	267.3	214.1
Adjusted EBITDA†	219.5	193.0	251.3	162.8	109.0	80.9	91.6	64.8
AISC†	2,027	1,796	1,563	1,729	2,131	1,823	1,658	1,911
Free Cash Flow†	120.1	68.8	146.5	65.7	31.2	1.8	16.1	(29.6)
Adjusted net profit†	120.0	102.2	107.6	66.4	30.6	3.7	6.6	0.1
Net profit (loss)	117.6	101.2	102.7	60.6	34.0	(5.3)	(18.9)	(5.5)
Earnings (loss) per share[2]
Basic	$0.49	$0.43	$0.43	$0.25	$0.13	$(0.02)	$(0.08)	$(0.02)
Diluted	$0.49	$0.42	$0.42	$0.24	$0.13	$(0.02)	$(0.08)	$(0.02)
1Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
The most significant factors causing variation in the quarterly results are the changes in the gold and copper price, changes in production reflecting the variability in the grade of ore mined at each of the operations, gold and copper recoveries, the timing of deferred stripping expenditures and movements in inventories.
Notably, realized average gold prices have increased over $1,200 per ounce since the first quarter of 2024, which has directly translated into higher revenue, cash flow and profitability during this period.
In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.
In the fourth quarter of 2023, there was a non-cash write-down of indirect tax receivables in the Philippines totaling $38.3 million relating to historic tax receivables (excise and value-added taxes) which significantly impacted the quarterly net loss.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	22

Liquidity and Capital Resources
Balance Sheet

$M	June 30, 2025	December 31, 2024
Cash and cash equivalents	298.7	193.5
Other Current Assets	249.9	271.8
Non-Current Assets	2,233.5	2,023.8
Total Assets	2,782.1	2,489.1
Current Liabilities	376.0	308.8
Non-Current Liabilities	271.5	253.8
Total Liabilities	647.5	562.6
Total Shareholders’ Equity	2,031.1	1,820.0
Non-controlling interest	103.5	106.5
Current assets increased $83.3 million during the six months ended June 30, 2025 primarily due to a $105.2 million increase in cash (refer to the ‘Cash Flows’ section below).
Non-current assets increased $209.7 million during the six months ended June 30, 2025 primarily due to mining assets additions associated with deferred stripping and capitalized mining, primarily related to Haile site infrastructure projects, partially offset by depreciation and amortization of property, plant and equipment and mining assets.
Current liabilities increased $67.2 million during the six months ended June 30, 2025 driven by a 21% increase in trade and other payables as a result of timing differences, an increase in the Additional Government Share accrual and an increase in stock-based compensation due to the revaluation of the cash-settled portion of outstanding performance share rights.
Non-current liabilities has remained consistent during the six months ended June 30, 2025, with the increase in asset retirement obligation being mostly offset by ongoing lease repayments.
The decrease of $3.0 million in non-controlling interest relates to $8.0 million of dividend payments, partially offset by the $5.0 million share in earnings, for the 20% interest at Didipio during the quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	23

Cash Flows

$M, except per share amount	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	226.9	171.6	107.8	398.5	183.1
Cash flows used in Investing Activities	(106.8)	(102.8)	(76.6)	(209.6)	(150.1)
Cash flows (used in) provided by Financing Activities	(43.7)	(35.9)	47.7	(79.6)	66.9
Free Cash Flow†	120.1	68.8	31.2	188.9	33.0
Free Cash Flow per share - diluted†	$0.51	$0.29	$0.13	$0.80	$0.14
Operating Cash Flow per share - diluted†	$0.99	$0.83	$0.41	$1.82	$0.73
Cash flows provided by operating activities for the second quarter were 32% higher than the prior quarter, in line with increased gold sales volumes and higher realized gold prices. Year to date cash flows provided by operating activities of $398.5 million were 118% higher than the prior corresponding year to date period, in line with above.
Cash flows used in investing activities for the second quarter of $106.8 million were consistent with the prior quarter with increase capital expenditure as discussed in the ‘Results Overview - Capital and Exploration’ section of this MD&A. Year to date cash flows used in investing activities of $209.6 million were 40% higher than the prior corresponding year to date period due to an increase in capital with site infrastructure projects at Haile and the Waihi North Project, as discussed in the ‘Results Overview - Capital and Exploration’ section and the Blackwater project sale proceeds in the second quarter of 2024.
Cash flows used in financing activities for the second quarter were $43.7 million, reflecting $21.0 million of share buybacks at an average price of CAD$17.52 per share, $14.0 million of dividends paid to shareholders of the Company and $5.3 million payment of lease liabilities. In the prior quarter, cash outflows from financing activities were $19.6 million due to share buybacks and payment of lease liabilities. Year to date cash flows used in financing activities of $79.6 million mainly reflect share buybacks of $40.6 million, payment of lease liabilities of $14.2 million and dividends paid to shareholders of $14.0 million. In the prior corresponding year to date period, net cash inflows from financing activities were $66.9 million due to the net proceeds of $100.5 million from the listing of OGP on the Philippine Stock Exchange, Inc. (“PSE”), partially offset by net repayments of debt and lease liabilities and $7.0 million of dividends paid to shareholders of the Company.
Second quarter Free Cash Flow† was $51.3 million higher than the prior quarter, with the increase due to higher realized gold prices and higher gold sales volumes. Year to date Free Cash Flow† was $155.9 million higher than the prior corresponding year to date period due to the same reasons.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	24

Debt Management and Liquidity

$M	June 30, 2025	December 31, 2024
Revolving credit facility	—	—
Fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	298.7	193.5
Net Cash†	298.7	191.9
1Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
As at June 30, 2025, the Company was in a Net Cash† position of $298.7 million compared to $191.9 million as at December 31,2024, reflecting strong Free Cash Flow†.
The Company has an undrawn revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The objective of the accordion feature, which is not reflected in Liquidity†, is to reduce undrawn commitment fees while preserving bank- approved capacity. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31,2027.
During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility. As a result, there are no amounts drawn under the Facility as at June 30, 2025 (December 31, 2024: nil ). As at June 30, 2025, the Company was in compliance with all covenant obligations related to the Facility.
The Company had immediately available Liquidity† of $498.7 million at June 30, 2025 (December 31, 2024: $393.5 million), comprised of $298.7 million (December 31, 2024: $193.5 million) in cash and $200.0 million (December 31,2024: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from the Free Cash Flow† as noted above.
As at June 30, 2025, the Company was in a net current asset position of $172.6 million compared to $156.5 million as at December 31,2024.
Share Buyback
The Board in February 2025 approved the repurchase of up to $100 million of common shares in 2025 in the open market through the facilities of the TSX or alternative Canadian trading systems under a Normal Course Issuer Bid (“NCIB”) program.
The NCIB program was renewed and expanded in July 2025, with the increased share repurchase limit providing the Company greater flexibility to continue share buybacks throughout the remainder of 2025 and the first half of 2026.
During the second quarter of 2025, the Company repurchased and cancelled an additional 1.6 million common shares (year to date: 3.9 million common shares) for consideration of $21.0 million (year to date: $40.6 million) at an average price of CAD$17.52 per share, adjusted for the share consolidation (year to date: CAD$14.33 per share).
During the period from July to December 2024, the Company repurchased and cancelled 2.9 million (adjusted for share consolidation) common shares for consideration of $24.1 million at an average price of CAD$11.37 (adjusted for share consolidation).

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	25

Hedging
The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements, so has benefited fully from the rising gold price.
The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes on a rolling 12-month basis. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:
•US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, split into even monthly amounts.
The Company is covered at approximately 80% of forecast diesel consumption at Haile and Macraes through to the end of June 2026 and has elected to apply hedge accounting to these diesel hedging arrangements in accordance with IFRS.
During the six months ended June 30, 2025, the Company recorded realized losses of $1.3 million within cost of sales and unrealized losses of $0.4 million in other comprehensive income as a result of the hedging arrangements.
The Company periodically uses forward contracts to hedge significant currency exposure.
There are no other hedges related to gold, silver, copper, currencies or diesel.
Capital Commitments
Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Didipio, Macraes and Waihi. The Company’s capital commitments as at June 30, 2025, are as follows:

As at June 30, 2025 $M	Capital Commitments
Within 1 year	48.6
Related Party Transactions
There were no related party transactions other than Key Management compensation during the period.
Key Management compensation will be reported in audited consolidated financial statements for the year ended December 31, 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	26

Outstanding Share Data
The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	August 6, 2025
Common shares	231,126,566
Performance share rights	5,948,672
Deferred units	418,537
Non-IFRS Financial Information
Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as well as some non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.
These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	27

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Net profit	117.6	101.2	34.0	218.8	28.7
Foreign exchange (gain) loss	2.4	0.8	(0.1)	3.2	6.2
Write-down of assets	—	0.2	3.5	0.2	4.7
Gain on sale of Blackwater project	—	—	(17.6)	—	(17.6)
Tax expense on sale of Blackwater project	—	—	4.9	—	4.9
OGP listing costs	—	—	5.5	—	5.5
Restructuring costs	—	—	0.4	—	1.9
Adjusted net profit	120.0	102.2	30.6	222.2	34.3
Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Adjusted earnings per share	0.51	0.43	0.13	0.94	0.14
EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, OGP listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	28

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Net profit	117.6	101.2	34.0	218.8	28.7
Depreciation and amortization	54.9	53.7	69.9	108.6	134.7
Net interest expense and finance costs	1.5	1.8	6.5	3.3	11.9
Income tax expense on earnings	43.1	35.3	2.0	78.4	9.0
EBITDA	217.1	192.0	112.4	409.1	184.3
Write-down of assets	—	0.2	3.5	0.2	4.7
Gain on sale of Blackwater project	—	—	(17.6)	—	(17.6)
Tax expense on sale of Blackwater project	—	—	4.9	—	4.9
OGP listing costs	—	—	5.5	—	5.5
Restructuring expense	—	—	0.4	—	1.9
Foreign exchange (gain) loss	2.4	0.8	(0.1)	3.2	6.2
Adjusted EBITDA	219.5	193.0	109.0	412.5	189.9
Revenue	432.4	359.9	251.2	792.3	521.5
EBITDA Margin	50%	53%	45%	52%	35%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	29

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cost of sales, excl. depreciation and amortization	181.1	142.9	135.0	324.0	295.7
Indirect taxes	5.6	4.8	6.9	10.4	12.5
Selling costs	2.6	2.8	2.4	5.4	6.3
Other cash adjustments	(7.1)	(3.4)	(2.8)	(10.5)	(3.5)
By-product credits	(35.4)	(35.3)	(25.3)	(70.7)	(55.2)
Total Cash Costs (net)	146.8	111.8	116.2	258.6	255.8
Sustaining capital and leases	34.4	26.8	21.8	61.2	44.3
Deferred stripping and capitalized mining	49.0	55.3	51.7	104.3	86.0
Corporate general & administration	15.1	10.4	13.2	25.5	28.0
Onsite exploration and drilling	0.6	1.6	1.1	2.2	2.9
Total AISC	245.9	205.9	204.0	451.8	417.0
Gold sales (koz)	121.3	114.6	95.8	235.9	212.6
Cash Costs ($/oz)	1,210	976	1,213	1,096	1,203
AISC ($/oz)[1]	2,027	1,796	2,131	1,915	1,963
1Excludes the Additional Government Share related to the FTAA at Didipio of $10.2 million, $7.5 million and $17.7 million for the second quarter, first quarter and year to date 2025, respectively, as it is considered in the nature of an income tax.
The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	53.9	45.6	50.5	99.5	103.7
By-product credits	(1.9)	(1.9)	(0.8)	(3.8)	(1.5)
Inventory adjustments	(2.8)	(3.0)	4.0	(5.8)	16.0
Freight, treatment and refining charges	0.2	0.2	0.1	0.4	0.2
Total Cash Costs (net)	49.4	40.9	53.8	90.3	118.4
Sustaining capital and leases	16.2	10.4	7.9	26.6	16.9
Deferred stripping and capitalized mining	28.0	36.4	18.4	64.4	26.6
Onsite exploration and drilling	0.1	0.8	—	0.9	—
Total AISC	93.7	88.5	80.1	182.2	161.9
Gold sales (koz)	49.5	57.2	39.8	106.7	81.0
Cash Costs ($/oz)	997	715	1,351	846	1,462
AISC ($/oz)	1,890	1,551	2,008	1,708	1,998

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	30

Didipio

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	38.3	32.1	35.5	70.4	71.6
By-product credits	(30.9)	(31.2)	(23.3)	(62.1)	(51.5)
Royalties	2.4	1.6	1.6	4.0	3.0
Indirect taxes	5.7	4.7	4.8	10.4	10.4
Inventory adjustments	(0.7)	4.5	(5.4)	3.8	(0.6)
Freight, treatment and refining charges	3.2	3.8	3.3	7.0	7.2
Total Cash Costs (net)	18.0	15.5	16.5	33.5	40.1
Sustaining capital and leases	7.0	2.7	5.3	9.7	9.9
Deferred stripping and capitalized mining	1.1	1.9	1.8	3.0	3.7
General & administration[1]	0.2	0.1	—	0.3	—
Total AISC	26.3	20.2	23.6	46.5	53.7
Gold sales (koz)	20.6	17.8	18.9	38.4	50.7
Cash Costs ($/oz)	873	871	874	872	791
AISC[1] ($/oz)	1,287	1,130	1,250	1,214	1,059
1Excludes the Additional Government Share of FTAA at Didipio of $10.2 million, $7.5 million and $17.7 million for the second quarter, first quarter, and year to date 2025, respectively, as it is considered in the nature of an income tax.
Macraes

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	43.3	39.2	24.1	82.5	53.7
Less: by-product credits	—	(0.1)	(0.1)	(0.1)	(0.1)
Royalties	2.6	0.7	2.3	3.3	2.2
Inventory adjustments	5.9	(7.6)	2.2	(1.7)	5.2
Freight, treatment and refining charges	0.3	0.2	0.2	0.5	0.4
Total Cash Costs (net)	52.1	32.4	28.7	84.5	61.4
Sustaining capital and leases	8.4	9.4	6.8	17.8	13.2
Deferred stripping and capitalized mining	14.2	12.3	25.4	26.5	44.1
Onsite exploration and drilling	0.1	0.6	0.4	0.7	1.0
Total AISC	74.8	54.7	61.3	129.5	119.7
Gold sales (koz)	34.8	23.7	26.5	58.5	58.7
Cash Costs ($/oz)	1,496	1,369	1,085	1,444	1,047
AISC ($/oz)	2,146	2,313	2,319	2,213	2,041

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	31

Waihi

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	30.7	26.8	18.0	57.5	37.5
By-product credits	(2.6)	(2.1)	(1.1)	(4.7)	(2.1)
Royalties	0.6	0.5	0.3	1.1	0.6
Inventory adjustments	(1.4)	(2.3)	—	(3.7)	(0.2)
Add: Freight, treatment and refining charges	—	0.1	0.1	0.1	0.1
Total Cash Costs (net)	27.3	23.0	17.3	50.3	35.9
Sustaining capital and leases	2.2	4.3	1.8	6.5	4.3
Deferred stripping and capitalized mining	5.7	4.7	6.1	10.4	11.6
Onsite exploration and drilling	0.5	0.2	0.7	0.7	1.9
Total AISC	35.7	32.2	25.9	67.9	53.7
Gold sales (koz)	16.4	15.9	10.6	32.3	22.2
Cash Costs ($/oz)	1,670	1,445	1,635	1,559	1,617
AISC ($/oz)	2,190	2,019	2,434	2,106	2,418
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
A reconciliation of this measure is provided in the ‘Liquidity and Capital Resources - Debt Management and Liquidity’ section of this MD&A.
Liquidity
Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities.
The following table provides a reconciliation of Liquidity:

$M	June 30, 2025	December 31, 2024
Cash and Cash Equivalents	298.7	193.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	498.7	393.5

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	32

Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash provided by operating activities	226.9	171.6	107.8	398.5	183.1
Changes in working capital	4.9	25.2	(8.5)	30.1	(6.0)
Cash flows provided by operating activities before changes in working capital	231.8	196.8	99.3	428.6	177.1

Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Operating Cash Flow per share	$0.99	$0.83	$0.41	$1.82	$0.73
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	226.9	171.6	107.8	398.5	183.1
Cash flows used in Investing Activities	(106.8)	(102.8)	(76.6)	(209.6)	(150.1)
Free Cash Flow	120.1	68.8	31.2	188.9	33.0

Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Free Cash Flow per share	$0.51	$0.29	$0.13	$0.80	$0.14
Leverage Ratio
Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q2 2025	Q1 2025	Q2 2024
Net Cash/(Debt)	298.7	227.6	29.8
Adjusted EBITDA	826.6	716.1	346.3
Leverage Ratio	0.00x	0.00x	0.00x

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	33

Internal Controls Over Financial Reporting
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company's internal control over financial reporting.
Management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2025 which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Accounting Estimates, Policies and Changes
The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s significant accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s condensed interim consolidated financial statements for the quarter ended June 30, 2025.
Risks and Uncertainties
This document contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks, including, but not limited to, various operating, regulatory, consenting and permitting risks, the availability and effective management of water, risks associated with operating in foreign jurisdictions, risks associated with compliance with safety, health, social, environmental and other applicable laws and regulations, and climate change impacts and transition risks, such as regulatory, technological, legal and societal. For further detail and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur,

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	34

the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
Notes to Reader
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to: the future financial and operating performance of the Company and its mining projects; the future price of gold, copper and silver; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserve and Mineral Resource estimates; costs of production; estimates of initial capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of the development of new mines; costs and timing of future exploration and drilling programs; water management initiatives and strategies at the Company’s operations, including the water treatment plan upgrades at Haile; timing of filing of updated technical information and studies, including trade-off work for Ledbetter Phase 4 open pit at Haile and the Didipio PFS; anticipated production amounts; requirements for additional capital; governmental regulation of mining operations and exploration operations; timing and receipt of approvals, consents and permits under applicable legislation, including Fast-track approval for the Waihi North Project; the amount of and timing for anticipated purchases under the NCIB; environmental risks; title disputes or claims; limitations of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold, copper and silver; general business, economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Philippines peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; challenges of effective water management; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits, including the FTAA; and those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	35

sedarplus.com and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Statements for United States Readers
The scientific and technical disclosure in this MD&A was prepared in accordance with NI 43-101, which differs from the requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”). Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the U.S. SEC.
Qualified Persons
Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.
Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

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Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.
Messrs. Leslie and David Townsend, the Company’s Manager – Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.
Mr. Craig Feebrey, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

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